UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 6, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-180300). Credit Suisse Group AG’s financial report for the fourth quarter of 2013 (Credit Suisse Financial Report 4Q13) is attached as an exhibit to this Form 6-K and was filed with the US Securities and Exchange Commission (SEC) on February 6, 2014. The Bank is incorporating by reference the Credit Suisse Financial Report 4Q13 (except for the sections entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”).
Unless the context otherwise requires, references herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
The Credit Suisse Financial Report 4Q13 contains information for the three months and the year ended December 31, 2013. The Group's and the Bank’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the year ended December 31, 2013 and the Group and the Bank have not finalized their Annual Report on Form 20-F. Accordingly, such financial information is subject to completion of year-end audit procedures which may result in changes to that information.
Management has not yet completed its assessment of the Group’s and the Bank’s internal control over financial reporting for the year ended December 31, 2013, and the independent registered public accounting firm has not yet completed its audit of the Group’s and Bank’s internal control over financial reporting. In connection with the filing of the Group’s and the Bank’s Annual Report on Form 20-F for the year ended December 31, 2013, the Group and the Bank will provide management's annual report on internal control over financial reporting and the registered public accounting firm's report thereon, which have not yet been finalized.

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2012 (the Credit Suisse 2012 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information

Selected financial data

Selected operations statement information
in	4Q13	4Q12	% change	2013	2012	% change
Statements of operations (CHF million)
Net revenues	6,090	5,592	9	25,396	23,178	10
Provision for credit losses	24	37	(35)	82	88	(7)
Compensation and benefits	2,798	2,640	6	11,199	12,219	(8)
General and administrative expenses	2,335	2,086	12	7,762	7,204	8
Commission expenses	386	427	(10)	1,726	1,685	2
Total other operating expenses	2,721	2,513	8	9,488	8,889	7
Total operating expenses	5,519	5,153	7	20,687	21,108	(2)
Income from continuing operations before taxes	547	402	36	4,627	1,982	133
Income tax expense	128	85	51	1,390	447	211
Income from continuing operations	419	317	32	3,237	1,535	111
Income from discontinued operations, net of tax	(2)	(31)	(94)	145	(40)	–
Net income	417	286	46	3,382	1,495	126
Net income/(loss) attributable to noncontrolling interests	18	(205)	–	860	(600)	–
Net income attributable to shareholders	399	491	(19)	2,522	2,095	20
of which from continuing operations	401	522	(23)	2,377	2,135	11
of which from discontinued operations	(2)	(31)	(94)	145	(40)	–

Selected balance sheet information
end of	4Q13	4Q12	% change
Balance sheet statistics (CHF million)
Total assets	854,208	908,160	(6)
Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three months and the year ended December 31, 2013 and 2012 and the condensed consolidating balance sheets as of December 31, 2013 and December 31, 2012, refer to Note 30 – Subsidiary guarantee information in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 4Q13. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2012 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Financial Report 4Q13.

BIS statistics (Basel III)
end of	4Q13	4Q12	[1]	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	38,770	36,717		6
Total tier 1 capital	41,847	40,477		3
Total eligible capital	52,808	49,306		7
Capital ratios (%)
CET1 ratio	14.7	13.0		–
Tier 1 ratio	15.8	14.3		–
Total capital ratio	20.0	17.5		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

Operating and financial review and prospects

Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information
	Bank		Group
in	4Q13	4Q12	4Q13	4Q12
Statements of operations (CHF million)
Net revenues	6,090	5,592	6,205	5,706
Total operating expenses	5,519	5,153	5,540	5,188
Income from continuing operations before taxes	547	402	624	448
Income from continuing operations	419	317	473	363
Net income attributable to shareholders	399	491	267	263
of which from continuing operations	401	522	269	294

Comparison of selected operations statement information
	Bank		Group
in	2013	2012	2013	2012
Statements of operations (CHF million)
Net revenues	25,396	23,178	25,922	23,611
Total operating expenses	20,687	21,108	20,714	21,251
Income from continuing operations before taxes	4,627	1,982	5,053	2,190
Income from continuing operations	3,237	1,535	3,563	1,725
Net income attributable to shareholders	2,522	2,095	3,069	1,349
of which from continuing operations	2,377	2,135	2,924	1,389

Comparison of selected balance sheet information
	Bank		Group
end of	4Q13	4Q12	4Q13	4Q12
Balance sheet statistics (CHF million)
Total assets	854,208	908,160	872,602	924,280
Total liabilities	809,903	865,999	824,693	881,996

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 8 to 48. This section is included in the Credit Suisse Financial Report 4Q13.

Treasury and Risk Management

For information on the Bank’s treasury and risk management, refer to II – Treasury, risk, balance sheet and off-balance sheet on pages 50 to 76 of the Credit Suisse Financial Report 4Q13.

Exhibits
No. Description

99.1 Credit Suisse Financial Report 4Q13

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

 (Registrant)

Date: February 6, 2014

By:

/s/ Brady W. Dougan

Brady W. Dougan

Chief Executive Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer

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